UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

OPHTHOTECH CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

683745103

(CUSIP Number)

Thorkil Kastberg Christensen

Novo A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 683745103

1.	Name of Reporting Person: NOVO A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 6,910,489 (1)(2)(3)
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: 6,910,489 (1)(2)(3)
	10.	Shared Dispositive Power: None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,910,489 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 22.9%(4)
14.	Type of Reporting Person: CO

(1)	The board of directors of Novo A/S (the “Novo Board”), currently comprised of Sten Scheibye, Goran Ando, Jorgen Boe, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, has investment and voting control over the securities of the Issuer (as defined below) held by Novo A/S (the “Novo Shares”) and may exercise such control only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership in the Novo Shares. Dr. Thomas Dyrberg, a member of the board of directors of the Issuer, is employed as a Senior Partner of Novo A/S. Dr. Dyrberg is not deemed a beneficial owner of the Novo Shares.

(2)	Includes 13,670 shares of the Issuer’s Common Stock (as defined below) issuable upon exercise of immediately exercisable warrants held by Novo A/S.

(3)	Excludes 700 shares of the Issuer’s Common Stock owned directly by Dr. Thomas Dyrberg. Novo A/S is not deemed to have any beneficial ownership of these shares.

(4)	This percentage is calculated based upon the 30,110,817 shares of the Issuer’s Common Stock reported to be outstanding following the closing of the Issuer’s initial public offering on September 30, 2013, as set forth in the Form 424B4 filed by the Issuer on September 25, 2013.

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Ophthotech Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at One Penn Plaza, 35th Floor, New York, New York 10119.

Item 2.	Identity and Background

(a)	The name of the reporting person is Novo A/S, a Danish public limited company that is wholly owned by Novo Nordisk Fonden (hereinafter the “Novo Nordisk Foundation” or the “Foundation”), a Danish commercial foundation. Novo A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S, Novozymes A/S and New Xellia Group A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo A/S.

The name of each director and executive officer of both Novo A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(b)	The business address of both Novo A/S and the Foundation is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

The residence or business address of each director and executive officer of both Novo A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(c)	Novo A/S, a holding company that is responsible for managing the Foundation’s assets, provides seed and venture capital to development stage companies within the life science and biotechnology sector.

The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.

(d)	Within the last five years, neither Novo A/S, the Foundation, nor any person named in Schedule I has been convicted in any criminal proceedings.

(e)	Within the last five years, neither Novo A/S, the Foundation, nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On August 7, 2007, June 21, 2007, April 14, 2008, September 19, 2008, April 29, 2009 and October 14, 2009, Novo A/S purchased 5,048,202, 70,782, 1,666,667, 3,611,111, 3,144,348 and 833,333 shares, respectively, for a total of 14,374,443 shares, of the Issuer’s then outstanding Series A Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”), which automatically converted into 2,436,346 shares of the Issuer’s Common Stock (based on a one-for-5.9000 conversion ratio) upon the closing of the Issuer’s initial public offering on September 30, 2013 (the “IPO Closing”). The original purchase price per share of Series A Preferred Stock was $1.00. The purchase price paid by Novo A/S came from its working capital. Upon the IPO Closing, Novo A/S received an additional 370,591 shares of the Issuer’s Common Stock that was issued upon such conversion for dividends that accrued on the Series A Preferred Stock prior to conversion. In connection with Novo A/S’s acquisition of the Series A Preferred Stock, in June 2007 Novo A/S also acquired a warrant to purchase an additional 70,000 shares of Series A Preferred Stock at an original purchase price of $0.01 per share. At the IPO Closing, this warrant became immediately exercisable for 13,670 shares of the Issuer’s Common Stock at an exercise price of $.059 per share, after giving effect to the one-for-5.9000 reverse stock split that occurred upon the IPO Closing and an adjustment to account for additional shares issuable as accrued stock dividends.

On December 11, 2009 and March 1, 2011, Novo A/S purchased 2,604,167 and 2,604,167, respectively, for a total of 5,208,334 shares, of the Issuer’s then outstanding Series B Preferred Stock, $0.001 par value per share (the “Series B Preferred Stock”), which automatically converted into 882,768 shares of the Issuer’s Common Stock (based on a one-for-5.9000 conversion ratio) upon the IPO Closing. The original purchase price per share of Series B Preferred Stock was $1.00. The purchase price paid by Novo A/S came from its working capital. Upon the IPO Closing, Novo A/S received an additional 112,752 shares of the Issuer’s Common Stock that was issued upon such conversion for dividends that accrued on the Series B Preferred Stock prior to conversion.

On May 23, 2013 and August 7, 2013, Novo A/S purchased 5,146,004 and 10,292,005 shares, respectively, for a total of 15,438,009 shares, of the Issuer’s then outstanding Series C Preferred Stock, $0.001 par value per share (the “Series C Preferred Stock”), which automatically converted into 2,616,611 shares of the Issuer’s Common Stock (based on a one-for-5.9000 conversion ratio) upon the IPO Closing. The original purchase price per share of Series C Preferred Stock was $2.50. The purchase price paid by Novo A/S came from its working capital. Novo A/S received an additional 22,748 shares of the Issuer’s Common Stock that was issued upon such conversion for dividends that accrued on the Series C Preferred Stock prior to conversion.

On September 30, 2013, Novo A/S purchased 455,000 shares of the Issuer’s Common Stock from the underwriters in connection with the Issuer’s initial public offering. The purchase price per share of such stock was $22.00. The purchase price paid by Novo A/S came from its working capital.

Item 4.	Purpose of Transaction

The acquisitions made by Novo A/S, as described in this Schedule 13D, were for investment purposes only. Novo A/S does not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j).

Item 5.	Interest in Securities of the Issuer

(a) Novo A/S beneficially owns 6,910,489 shares (the “Novo Shares”) of the Issuer’s Common Stock, which includes an immediately exercisable warrant to purchase 13,670 shares, representing approximately 22.9% of the Issuer’s outstanding Common Stock. The percentage of shares owned by Novo A/S is based upon 30,110,817 shares of the Issuer’s Common Stock reported to be outstanding following the closing of the Issuer’s initial public offering on September 30, 2013, as set forth in the Form 424B4 filed by the Issuer on September 25, 2013.

(b) Novo A/S is a Danish public limited company wholly owned by the Novo Nordisk Foundation. Novo A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo shares. The Novo Board is comprised of Sten Scheibye, Goran Ando, Jorgen Boe, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, and may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership in the Novo Shares. Except as described in this Schedule 13D, neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of, any Common Stock of the Issuer held by Novo A/S.

(c) In connection with the closing of the Issuer’s initial public offering on September 30, 2013, Søren Carlsen purchased 700 shares of the Issuer’s Common Stock pursuant to the directed share program established by the underwriters for the initial public offering, at a price per share of $22.00. Novo A/S is not deemed to have any beneficial ownership of these shares.

Except as set forth in this Item 5(c) and Item 3 of this Schedule 13D, Novo A/S has not effected any transactions in the Issuer’s Common Stock within the past 60 days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Stock within the past 60 days.

(d) Novo A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Stock held in the name of the Novo A/S and reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer, Novo A/S and certain other holders of the Issuer’s securities are party to that certain Third Amended and Restated Investors’ Rights Agreement, dated May 23, 2013 (the “Investors’ Rights Agreement”). The Investors’ Rights Agreement grants to Novo A/S and the other holders party thereto certain rights, among other things, to (1) cause the Issuer to register with the Securities and Exchange Commission the shares of the Issuer’s Common Stock held by such parties and (2) participate in future registrations of securities by the Issuer, under the circumstances described in the Investors’ Rights Agreement. If not otherwise exercised, these rights and the underlying agreement will automatically expire and be of no further force or effect five years after the closing of the Issuer’s initial public offering, which occurred on September 30, 2013.

In connection with the Issuer’s initial public offering of Common Stock, Novo A/S entered into a letter agreement (the “Lock-Up Agreement”) with the Issuer and the representatives of the several underwriters for the offering (the “Representatives”), pursuant to which Novo A/S agreed that, during the “Lock-Up Period” as defined below and subject to certain limited exceptions specified in the Lock-Up Agreement, Novo A/S will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock; or (3) publicly disclose the intention to make any such offer, sale, pledge or disposition of shares of Common Stock. In addition, Novo A/S has agreed in the Lock-Up Agreement that, without the prior written consent of the Representatives, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for shares of Common Stock. The “Lock-Up Period” is defined in the Lock-Up Agreement as the period of 180 days after the date of the final prospectus used in the initial public offering of the Common Stock, which was September 24, 2013. The Lock-Up Agreement automatically terminates and shall be of no further force or effect following the expiration of the Lock-Up Period.

The descriptions contained in this Statement on Schedule 13D of the Investors’ Rights Agreement and the Lock-Up Agreement are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

Except for the Investors’ Rights Agreement and the Lock-Up Agreement, neither Novo A/S, the Foundation, nor any person named in Schedule I has entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Third Amended and Restated Investors’ Rights Agreement, dated as of May 23, 2013 (incorporated by reference to Exhibit 4.2 of Ophthotech Corporations’ Form S-1 Registration Statement filed August 15, 2013 (File No. 333-190643)).

Exhibit B – Form of Lock-Up Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2013	NOVO A/S

/s/ Thorkil Kastberg Christensen
	By:	Thorkil Kastberg Christensen
	Its:	Chief Financial Officer

Schedule I

Information regarding each director and executive officer of both Novo A/S and the Novo Nordisk Foundation is set forth below.

Novo A/S

Name, Title	Address	Principal Occupation	Citizenship

Sten Scheibye, Chairman of the Board	Rungsted Strandvej 197C, 2960 Rungsted Kyst, Denmark	Professional board director	Denmark

Göran Ando, Director	Essex Woodlands, Berkeley Square House, Berkeley Square, London, W1J 6BD, United Kingdom	Self-employed, professional board director	Sweden

Jørgen Boe, Director	Margrethevej 6, DK-2960 Rungsted Kyst, Denmark	Attorney, Kromann Reumert	Denmark

Jeppe Christiansen, Director	Kollemose 37, DK-2830 Virum, Denmark	Chief Executive Officer, Fondsmaeglerselskabet Maj Invest A/S,	Denmark

Steen Riisgaard, Director	Hestetangsvej 155, 3520 Farum, Denmark	Professional board director	Denmark

Per Wold-Olsen, Director	T7B22 Favray Court, Tigne Point, TP01, Malta	Self-employed, Professional board director	Norway

Henrik Gürtler, Chief Executive Officer	Hjortekærsvej 140A, DK-2800 Kongens, Lyngby, Denmark	Chief Executive Officer, Novo A/S	Denmark

Thorkil Kastberg Christensen, Chief Financial Officer	Tuborg Havnevej 19 Hellerup, Denmark DK-2900	Chief Financial Officer, Novo A/S	Denmark

Søren Carlsen, Managing Partner – Ventures, Seeds	Grondalsvænge 3b, 3460 Birkerød	Managing Partner – Ventures, Seeds, Novo A/S	Denmark

Ulrik Spork, Managing Partner – Large Investments	Taarbaek Strandvej 108A DK 2930 Klampenborg	Managing Parter – Large Investments, Novo A/S	Denmark

Novo Nordisk Foundation
Name, Title	Address	Principal Occupation	Citizenship

Sten Scheibye, Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst	Professional board director	Denmark

Jørgen Boe, Vice Chairman of the Board	Margrethevej 6 2960 Rungsted Kyst	Attorney, Kromann Reumert	Denmark

Bo Ahrén, Director	Merkuriusgatan 11 S-224 57 Lund Sverige	Professor of Medicine, Lund University, Lund, Sweden	Sweden

Karsten Dybvad, Director	Carl Baggers Alle 15 2920 Charlottenlund	Director General and Chief Executive Officer, DI (Confederation of Danish Industry)	Denmark

Lars Fugger, Director	Staunton Road 72 OX3 7TP Storbritannien	Professor, John Radcliffe Hospital, University of Oxford, Oxford, Great Britain	Denmark

Ulla Morin, Director	Ægirsgade 63, st. 2200 København N	Laboratory Technician, Novozymes	Denmark

Søren Thuesen Pedersen, Director	Robert Jacobsends Vej 86, 4. p1. 2300 København	External Affairs Director in Quality Intelligence, Novo A/S	Denmark

Steen Riisgaard, Director	Hestetangsvej 155 3520 Farum Denmark	Professional board director	Denmark

Stig Strøbæk, Director	Furesøgårdsvej 2 3520 Farum	Electrician	Denmark

Birgitte Nauntofte, Chief Executive Officer	Engbakkevej 24 2920 Charlottenlund	Chief Executive Officer, Novo Nordisk Foundation	Denmark

LOCK-UP AGREEMENT

                    , 2013

Morgan Stanley & Co. LLC

J.P. Morgan Securities LLC

c/o	Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

c/o	J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Ladies and Gentlemen:

The undersigned understands that Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC (the “Representatives”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Ophthotech Corporation, a Delaware corporation (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters, including the Representatives (the “Underwriters”), of shares of the Common Stock, $0.001 par value per share of the Company (the “Common Stock”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of each of the Representatives on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus (the “Restricted Period”) relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition of shares of Common Stock. The foregoing sentence shall not apply to (a) transfers or dispositions of Common Stock acquired in the Public Offering (other than any issuer-directed shares of Common Stock purchased in the Public Offering by an officer or director of the Company) or acquired in open market transactions after the completion of the Public Offering, (b) the exercise of options to purchase shares of Common Stock granted under a stock incentive plan or stock purchase plan described in the Prospectus or the exercise of warrants to purchase shares of Common Stock described in the Prospectus and outstanding as of the date of the Prospectus, provided that the underlying Common Stock continues to be subject to the restrictions set forth above, (c) the exercise of options to purchase shares of Common Stock granted under a stock incentive plan or stock purchase plan described in the Prospectus pursuant to an arrangement whereby the Company withholds shares issuable pursuant to such option in payment of the exercise price, provided that no filing under Section 16(a) of the Exchange Act or other public announcement, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the Restricted Period in connection with such option exercise, and provided further that the underlying Common Stock issued upon the exercise of such options continues to be subject to the restrictions set forth above, (d) transfers or dispositions of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to the Company pursuant to any contractual arrangement in effect on the date of this Letter Agreement that provides for the repurchase of the undersigned’s Common Stock or such other securities by the Company or in connection with the termination of the undersigned’s employment with the Company, (e) transfers or dispositions of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock as a bona fide gift, (f) transfers or dispositions of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock by will or other testamentary document or by intestacy, (g) distributions of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to limited partners, members, stockholders or trust beneficiaries of the undersigned or to any investment fund or other entity controlled or managed by the undersigned, or (h) transfers or dispositions of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned in a transaction not involving a disposition for value; provided that (i) in the case of any transfer or distribution pursuant to clause (e), (f), (g) or (h), each donee, transferee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) in the case of any transfer or distribution pursuant to clause (a), (e), (g) or (h), no filing under Section 16(a) of the Exchange Act or other public announcement, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the Restricted Period in connection with such transfer or distribution, or (i) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock, provided that (i) such plan does not provide for the transfer of Common Stock during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Stock may be made under such plan during the Restricted Period. For purposes hereof, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, the undersigned agrees that, without the prior written consent of each of the Representatives on behalf of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s shares of Common Stock except in compliance with the foregoing restrictions.

If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any issuer-directed shares of Common Stock the undersigned may purchase in the Public Offering.

If the undersigned is an officer or director of the Company, (i) each of the Representatives agrees that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock, the Representatives will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

The undersigned understands that, (i) if either the Representatives, on the one hand, or the Company, on the other hand, informs the other, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Public Offering, (ii) if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Securities to be sold thereunder, (iii) if the registration statement related to the Public Offering has been withdrawn prior to the execution of the Underwriting Agreement or (iv) the Underwriting Agreement is not executed on or before March 31, 2014, the undersigned shall be automatically released from all obligations under this agreement.

This agreement and any claim, controversy or dispute arising under or related to this agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

[Signature page follows]

Very truly yours,

By:

(Name)
(Address)

[Signature Page to Lock-up Agreement]